Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Exela Technologies, Inc.:

We consent to the use of our report dated March 22, 2021 with respect to the consolidated balance sheets of Exela Technologies, Inc. and subsidiaries (the Company) as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive loss, stockholders’ deficit, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes (collectively, the consolidated financial statements) incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus.

Our report on the consolidated financial statements refers to a change in the Company’s accounting for leases due to the adoption of Accounting Standard Codifications Topic 842, Leases.

/S/ KPMG LLP
KPMG LLP

Detroit, MI
May 3, 2021